Report of Independent Registered Public
Accounting Firm

The Board of Directors of
BNY Mellon Alcentra Global Credit Income 2024 Target
Term Funds, Inc.:

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Alcentra Global
Credit Income 2024 Target Term Fund, Inc. (the Fund), a sole series of BNY Mellon Alcentra Global Credit Income
2024 Target Term Fund, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of
August 31, 2020. Management is responsible for its assertion about the Funds compliance with those requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on managements assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the American Institute
of Certified Public Accountants. Those standards require
that we plan and perform the examination to obtain
reasonable assurance about whether managements assertion
about compliance with the specified requirements is fairly
stated, in all material respects. An examination involves
performing procedures to obtain evidence about whether
managements assertion is fairly stated in all materials
respects. The nature, timing, and extent of the procedures
selected depend on our judgement, including an assessment
of the risks of material misstatement of managements
assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to
provide a reasonable basis for our opinion.
Included among our procedures were the following tests
performed as of August 31, 2020, and with respect to
agreement of security purchases and sales, for the period
from July 31, 2020, (the date of the Funds last examination)
through August 31, 2020:
1.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees, if any;
2.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

3.	Reconciliation of the Funds securities per the books and
records of the Fund to those of the Custodian;
4.	Agreement of pending purchase and sale activity for the
Fund as of August 31, 2020, if any, to documentation of corresponding subsequent bank statements;

5.	Agreement of five security purchases and five security
sales or maturities, since the date of the last examination, from the books and records of the Funds to corresponding bank statements;

6.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report (SOC 1 Report) for the period April 1, 2019 to
March 31, 2020 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, managements assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2020, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of BNY Mellon
Alcentra Global Credit Income 2024 Target Term Fund,
Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

      /s/ KPMG LLP
New York, New York
January 25, 2021
?

	January 25, 2021
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940


We, as members of management of BNY Alcentra Global
Credit Income 2024 Target Term Fund, Inc., (the Fund), a sole series of BNY Mellon Alcentra Global Credit Income
2024 Target Term Fund, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered
Management Investment Companies of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2020 and for the period from July 31, 2020 (the date of the Funds last examination) through August 31, 2020.

Based on the evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2020, and for the period from July 31, 2020 (the date of the Funds last examination) through August 31, 2020 with respect to securities reflected in the investment accounts of the Fund.

BNY Mellon Alcentra Global Credit Income 2024 Target
Term Fund, Inc.


Jim Windels
Treasurer


1